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                                   EXHIBIT 11

              THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
                       COMPUTATION OF EARNINGS PER SHARE



     Set forth below are computations, on a primary basis and on a fully diluted basis in accordance with subparagraph (b) (11) of Item 601 of Regulation S-K of the Securities and Exchange Commission, of earnings per share of the Common Stock, without par value, of Registrant.



(In millions, except per share)        Three Months Ended         Six Months Ended
                                           June 30,                   June 30,
                                       1997          1996         1997         1996
                                      -------      -------      -------      -------
PRIMARY:

Net Income                             $192.2       $187.9       $362.6       $339.7

Adjusted average number of
  shares outstanding                    157.7        157.1        157.9        156.6

PRIMARY EARNINGS PER SHARE             $ 1.22       $ 1.20       $ 2.30       $ 2.17



FULLY DILUTED:

Net Income                             $192.2       $187.9       $362.6       $339.7

Adjusted average number
  of shares outstanding                 158.2        157.1        158.5        156.6


FULLY DILUTED EARNINGS PER SHARE       $ 1.21       $ 1.20       $ 2.29       $ 2.17




     The foregoing computations do not reflect any significant potentially dilutive effect Registrant's Preferred Stock Purchase Rights Plan could have in the event such Rights become exercisable and any shares of either Series B Preferred Stock or the Common Stock of Registrant are issued upon the exercise of, or in exchange for, such Rights.


     Reference is made to Note 19, captioned "Preferred Stock Purchase Rights Plan", in the Notes to Financial Statements set forth in Item 8 of Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 at page 50.


                                    X-11-1